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                                November 8, 1995

Dear Stockholders:

     I am pleased to inform you that, on November 2, 1995, the Company entered into an Agreement and Plan of Merger with Hyundai Electronics America ("HEA") and Hyundai Acquisition, Inc., a wholly-owned subsidiary of HEA ("Hyundai Acquisition"), pursuant to which Hyundai Acquisition is commencing a cash tender offer (the "Offer") to purchase all outstanding shares of the Company's Common Stock at $6.70 per share. Following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, Hyundai Acquisition will be merged (the "Merger") into the Company, and each share of the Company's Common Stock not purchased in the Offer (other than any shares owned by the Company or any of its subsidiaries, Hyundai Acquisition or any of its subsidiaries and any dissenting stockholders) will be converted into the right to receive $6.70 per share in cash, without interest. Upon consummation of these transactions, HEA and other companies in the Hyundai business group will own the entire equity interest in the Company.

     The Company's Board of Directors, based on the unanimous recommendation of a Special Committee comprised of directors not employed by the Company, HEA or other companies in the Hyundai business group, has unanimously approved the Offer, the Merger and the Merger Agreement, determined that the Offer and Merger are fair to and in the best interests of the Company's stockholders, and recommends that stockholders accept the Offer and tender their shares pursuant to the Offer.

     In arriving at their decisions, the Special Committee and the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission. Among other things, the Special Committee considered the opinion of Bear Stearns & Co. Inc. that the consideration to be offered to the stockholders of the Company (other than the holders of Class A Common Stock, which are companies in the Hyundai business group), in the Offer and the Merger is fair, from a financial point of view, to such holders.

     Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the Offer, is the Offer to Purchase, dated November 8, 1995, of Hyundai Acquisition, together with related materials including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and the Merger, provide detailed information about these transactions and include instructions as to how to tender your shares. I urge you to read the enclosed materials carefully.

                                          Very truly yours,

                                          Dr. C. S. Park
                                          President and Chief Executive Officer